SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

           Three year period ending December 31, 2003

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.   Name and business address of persons filing statement.

     Brenda Nolte
     Great Plains Energy Incorporated
     1201 Walnut
     Kansas City, MO 64106

2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

     Not applicable.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

     Great Plains Energy Incorporated, a registered holding company, and its subsidiaries.

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Vice President - Public Affairs
     Great Plains Energy Incorporated

     Vice President - Public Affairs
     Kansas City Power & Light Company

     In such positions, the undersigned may participate in presenting, advocating or opposing matters affecting Great Plains Energy Incorporated and its subsidiaries before the legislative bodies, regulatory commissions and officials specified in Section 12(i) of the Public Utility

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     Holding Company Act of 1935, but the exact nature of such
     services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

     The undersigned expects that annual compensation for each of the years 2001, 2002, and 2003 will not exceed $250,000. The undersigned presently receives compensation from Kansas City
     Power & Light Company.

     (b) Basis for compensation if other than salary.

     In addition to base salary, the undersigned participates in certain employee benefit plans and the Kansas City Power & Light Company Annual Incentive Compensation Plan and Long-Term Incentive Plan, which Plans have been previously filed with the Commission.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     Not applicable.

     (a)  Total amount of routine expenses charged to client:

     (b)  Itemized list of all other expenses:


Date: October 29, 2001


By:  /s/ Brenda Nolte
     Brenda Nolte